

OTC BB: MGWSF   Cusip: #585168 107

NEWS RELEASE

MegaWest to Participate in Scottsdale Investment Conference

Calgary, Alberta; January 26, 2010 – MegaWest Energy Corp., (the "Company" or "MegaWest"), announced today that it will be presenting and participating at the Scottsdale Small/Micro Cap Conference at the Four Seasons Resort in Scottsdale Arizona from February 1st to 3rd, 2010. The conference has been organized and sponsored by Accredited Members Inc. of Colorado Springs, Colorado.

MegaWest encourages interested investors and shareholders to attend and participate in the conference. MegaWest senior management will be attending the conference and will be pleased to discuss the company with interested investors and shareholders at booth number 28. MegaWest senior management will be making a formal presentation to the conference on Wednesday February 3, 2010 at 9:25 am. Registration is limited so to secure one of 300 registration spots, accredited investors can register at: **www.theamiexperience.com/register.**

MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil

FOR FURTHER INFORMATION PLEASE CONTACT:

R. William (Bill) Thornton, President & CEO
Telephone: 403.984.6342

Suite 800, 926 – 5th Avenue SW
Calgary, AB T2P 0N7

Kelly D. Kerr, Vice President Finance & CFO
Telephone: 403.984.6306

Email: investor.relations@megawestenergy.com
Website: www.megawestenergy.com

Forward-Looking Statements

This press release contains forward-looking information and statements related to future events. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. Therefore, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.